October 11, 2024

Tony Xu Han
Chief Executive Officer
WeRide Inc.
21st Floor, Tower A, Guanzhou Life Science Innovation Center
No. 51, Luoxuan Road, Guangzhou International Biotech Island
Guangzhou 510005
People   s Republic of China

        Re: WeRide Inc.
            Amendment No. 5 to Registration Statement on Form F-1
            Filed September 25, 2024
            File No. 333-281054
Dear Tony Xu Han:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1
Risk Factors
The current tensions in international trade and rising political tensions..., page 58

1. We note your revised disclosure here that the Department of Commerce has issued a notice of proposed rulemaking that would, if finalized as proposed, prohibit the sale or import of connected vehicles that incorporate certain technology and the import of particular components themselves from countries of concern, specifically China and
       Russia.    Please revise your risk factor disclosure to clarify whether and how the
       proposed rulemaking, if finalized as proposed, would materially impact your current business and operations in the U.S., including your research and development activities and road testing, as well as any potential future imports or sales into the U.S.
       market of connected vehicles using your technology.
 October 11, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Larry Spirgel at 202-551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Haiping Li